Mail Stop 4561

January 26, 2009

Via U.S. Mail and Facsimile 860.646.8572

Mr. Stuart I. Greenwald
Secretary and Treasurer
First Hartford Corporation
149 Colonial Road
Manchester, CT 06040

> **Re:** **First Hartford Corporation**
> **Form 10-K for fiscal year ended April 30, 2008**
> **Filed August 29, 2008**
> **File No. 0-8862**

Dear Mr. Greenwald:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended April 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Capital Resource and Liquidity, page 10

1.   It appears that the amount of Long-term debt within your contractual obligations table represents principal payments. Please tell us why you have not disclosed interest related to Long-Term Debt. Refer to footnote 46 in SEC Interpretive Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Investment in Affiliated Partnerships, page 27

2.   We note that the company does not control the operating and financial policies of the unconsolidated partnerships. However, since the company considers itself to be committed to providing financial support to these partnerships, please tell us whether you have evaluated these partnerships for consolidation under FIN 46(R).

Accounting for the Impairment or Disposal of Long-Lived Assets, page 28

3.   Regarding sales of real estate for the periods presented, please tell us how you determined that such sales during the past two fiscal years should not be classified as discontinued operations as outlined in paragraphs 41 – 44 of SFAS 144.

11. Investments in Affiliates, page 37

4.   Please tell us, and disclose in future filings, whether you have included Equity in earnings of unconsolidated subsidiaries related to Cranston/BVT Associates LP for the entire fiscal year ended April 30, 2008.

5.   We note that the company owns a 1.99% general partner interest in the Hartford Lubbock property, with the remaining interest essentially owned by the president of the company. Please tell us whether you have evaluated this property for consolidation under FIN 46(R).

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31.1 and 31.2

6.   We note that you filed your Principal Executive Officer and Principal Financial
        Officer certifications under Item 601(b)(31) of Regulation S-K. Please file an
        abbreviated amendment to your Form 10-K to include the introductory language
        addressing internal control over financial reporting as required in paragraph 4.
        The abbreviated amendment permitted would consist of a cover page, explanatory
        note, signature page, and paragraphs 1, 2, 4 and 5 of the certifications as set forth
        in Item 601(b)(31) of Regulation S-K.

7.   We note that you have made certain modifications to the exact form of the
        required certifications including modifying the language "the registrant's most
        recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual
        report)" in paragraph 4(d). Please discontinue the use of these and other
        modifications within your abbreviated amendment and in future filings, as
        certifications required must be in the exact form set forth in Item 601(b)(31) of
        Regulation S-K; the wording of the required certifications may not be changed in
        any respect regardless of whether the filing is an annual or quarterly filing.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief